UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934


                       Donnkenny, Inc.

                      (Name of Issuer)


                        Common Stock

              (Title of Class and Securities)


                        258006105

           (CUSIP Number of Class of Securities)


                    Michael J. Halpern
            1999 Avenue of the Stars, Suite 1950
                 Los Angeles, CA  90067
                     (310) 201-7795

                        Copy to:

                    Kent V. Graham
                O'Melveny & Myers LLP
          1999 Avenue of the Stars, 7th Floor
                Los Angeles, CA  90067
                    (310) 246-6820



  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    November 13, 1996


  (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]

(1)  NAME OF REPORTING PERSON

          Dorchester Partners, L.P.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  [x]
                                               (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          WC


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                              [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   674,200 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   674,200 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          674,200 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES          [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.82%


(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

     Dorchester Advisors, Inc.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                           (a)  [ ]
                                           (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                        [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA


                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   674,200 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   674,200 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          674,200 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES               [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.82%


(14) TYPE OF REPORTING PERSON

          CO

(1)  NAME OF REPORTING PERSON

          Michael J. Halpern


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                           (a)  [x]
                                           (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                             [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA


                     : (7) SOLE VOTING POWER
                     :   55,900 SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   730,100 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   55,900 SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   730,100 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          730,100 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES            [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.22%


(14) TYPE OF REPORTING PERSON

          IN

PRELIMINARY NOTE

          On November 15, 1996, shortly after the date that triggered the Reporting Persons' obligation to file this Schedule 13D, Donnkenny, Inc. ("DNKY"), a Delaware corporation, announced negative news with respect to its financial results, leading to a significant decline in the market price of the Common Stock (as defined below). Upon hearing of that announcement, the Reporting Persons commenced sales of shares, and as of the date of this filing, owned less than 5% of DNKY's Common Stock. Accordingly, immediately after this filing, the Reporting Persons are filing an Amendment to this Schedule 13D reporting a termination of their filing obligations.

          This Schedule 13D reflects the Reporting Persons' holdings of the Common Stock as of November 15, 1996, the date of their maximum holdings of DNKY.

ITEM 1.   SECURITY AND ISSUER

          The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock") of DNKY, which has its principal executive offices at 1411 Broadway, New York, New York 10018. At June 1, 1996, DNKY had outstanding 13,996,640 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) by DNKY on June 1, 1996.


ITEM 2.   IDENTITY AND BACKGROUND

          (A)  This statement is filed by (i) Dorchester
Partners, L.P., a Delaware limited partnership ("Partners"), (ii)
Dorchester Advisors, Inc., a California Corporation ("Advisors"),

and (iii) Michael J. Halpern, an individual ("Halpern"), (collectively the "Reporting Persons"). Partners is a private investment partnership engaging in the purchase and sale of securities for investment for its own account. Advisors is the sole general partner of Partners. Halpern is the sole stockholder, officer and director of Advisors. Halpern is in a position to determine the investment and voting decisions made by Advisors and, consequently, by Partners. In addition, Halpern is the sole stockholder, officer and director of Granamex Capital, Inc., a California corporation, which, through an investment advisory contract with Dorchester Offshore Fund, Inc., a Cayman Islands corporation (the "Managed Account"), controls the investment and voting decisions with respect to the shares of DNKY owned by the Managed Account. Therefore, Halpern is the beneficial owner of the shares acquired by Partners and the Managed Account, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 with respect to the shares acquired by Partners and the Managed Account.

          (B) The business address of each of Partners, Advisors and Halpern is:

                     1999 Avenue of the Stars, Suite 1950
                     Los Angeles, California  90067

          (C) The present principal occupation or employment of each of the Reporting Persons is as follows:

            Partners:       private investment partnership

            Advisors:       general partner of Partners

            Halpern:        Chief Executive Officer, Chief
                            Financial Officer, and Secretary of
                               Advisors

          (D)  During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (E) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (F) Halpern is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Schedule 13D as held by the Reporting Persons was $7,953,977. The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.


ITEM 4.   PURPOSE OF TRANSACTION

          The shares of Common Stock reported herein were acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of DNKY's business and prospects, alternative investment opportunities and any other factors the Reporting Persons deem relevant, the Reporting Persons may, from time to time, purchase additional shares of Common Stock on the open market or in privately negotiated transactions or otherwise.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs
(b) through (j), inclusive, of Item 4 of Schedule 13D. However, as a part of their ongoing review of investment alternatives, the Reporting Persons have not excluded the possibility of considering such matters in the future, and, from time to time, the Reporting Persons may seek to hold discussions with other stockholders of DNKY and other third parties, including competitors or potential competitors of DNKY, regarding possible transactions described in paragraphs (b) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may also seek to have discussions with management of DNKY and may make suggestions and/or recommendations to management of DNKY with respect to the business of DNKY. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to DNKY, and formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (A) As of November 15, 1996, Partners was the direct, beneficial owner of 674,200 shares of Common Stock, which constitutes 4.82% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by DNKY on June 1, 1996). Advisors did not directly own any Common Stock but, by virtue of its position as the general partner of Partners, may be deemed to own beneficially the shares of Common Stock held by Partners. The Managed Account was the direct, beneficial owner of 55,900 shares of Common Stock, which constitutes .40% of the outstanding shares of Common Stock Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of
(i) Advisors (and therefore, Partners), and (ii) the Managed Account, Halpern may be deemed to own beneficially the shares of Common Stock held by Partners and the Managed Account.
Therefore, Halpern was the indirect beneficial owner of 730,100 shares of Common Stock, which constitutes 5.22% of the outstanding shares of the Common Stock.

          (B) Partners, Advisors and Halpern may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Partners. Halpern may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by the Managed Account.

          (C) The following table sets forth the transactions effected by Partners and the Managed Account during the past sixty days. Each of the transactions set forth below reflects a purchase effected by means of an over-the-counter trade. The Price Per Share excludes commissions, if any.



            By or   Price Per    Number of Shares     Entity Engaging
Trade Date  Sell    Share        Purchased or Sold    in Transaction

11/11/96     B      $9.821            6500             Partners
11/11/96     B       9.821             500             Managed Account
11/13/96     B       8.300          46,100             Partners
11/13/96     B       8.300            3900             Managed Account
11/14/96     S       7.764          31,700             Partners
11/14/96     S       7.764            3900             Managed Account
11/15/96     B       7.138          27,700             Partners
11/15/96     B       7.138            2300             Managed Account
11/15/96     B       7.000            7500             Partners
11/18/96     S       4.500          44,600             Partners
11/18/96     S       4.500            5400             Managed Account
11/18/96     S       4.354         100,700             Partners
11/18/96     S       4.805          19,200             Managed Account
11/18/96     S       4.805         130,800             Partners
11/19/96     B       4.250          35,300             Partners
11/19/96     B       4.250            4700             Managed Account
11/19/96     B       4.658          54,900             Partners
11/19/96     B       4.658            4500             Managed Account
11/20/96     S       4.453            3700             Partners
11/20/96     S       4.453             300             Managed Account
11/20/96     B       4.662          15,700             Partners
11/20/96     B       4.662            1300             Managed Account
11/21/96     S       3.875          23,100             Partners
11/21/96     S       3.819         121,400             Partners
11/21/96     S       3.875            1900             Managed Account
11/21/96     S       3.819          10,100             Managed Account
11/22/96     S       3.750             500             Managed Account
11/22/96     S       3.750            5500             Partners


          (D) The Managed Account has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of DNKY owned by the Managed Account. To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of DNKY that the Reporting Persons may be deemed to own beneficially.

          (E)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          NONE.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1.   JOINT ACQUISITION STATEMENT.

                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 25, 1996



                               DORCHESTER ADVISORS, INC.

                               By: ___/s/ Michael J. Halpern___
                                   Michael J. Halpern
                                   President



                               DORCHESTER PARTNERS, L.P.

                               By:  Dorchester Advisors, Inc.
                                   General Partner

                               By: ___/s/ Michael J. Halpern___
                                        Michael J. Halpern
                                    President


                                  ___/s/ Michael J. Halpern___
                                     MICHAEL J. HALPERN

                           EXHIBIT INDEX




Exhibit No.          Description                    Page

1.                   Joint Acquisition Statement    11

                             EXHIBIT 1


                    JOINT ACQUISITION STATEMENT
                   PURSUANT TO RULE 13D-1(F)(1)


          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 25, 1996


                               DORCHESTER ADVISORS, INC.

                               By:  ___/s/ Michael J. Halpern___
                                    Michael J. Halpern
                                    President


                               DORCHESTER PARTNERS, L.P.

                               By:  Dorchester Advisors, Inc.
                                    General Partner

                               By:  ___/s/ Michael J. Halpern___
                                    Michael J. Halpern
                                    President




                                    ___/s/ Michael J. Halpern___
                                        MICHAEL J. HALPERN